November 29, 2013

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Anne Nguyen Parker

Re: Ring Energy, Inc.

Amendment No. 3 to the Registration Statement on Form S-1 filed September 30, 2013

File No. 333-191482

Ladies and Gentlemen:

On behalf of our client, Ring Energy, Inc. (the “Company”), we are filing with the Securities and Exchange Commission, Amendment No. 3 to the Registration Statement on Form S-1 relating to the primary offering of shares of Common Stock of the Company with exception of the Rule 430A information.

The Rule 430A information will be provided in the final prospectus filed under Rule 424(b).

For your convenience, we are providing to Anne Nguyen Parker and Karina Dorin courtesy packages which include a copy of this letter and a copy of Amendment No. 3 that has been marked to reflect changes from Amendment No. 2 to the Registration Statement filed on November 20, 2013.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it to the courier who has been instructed to wait. If you have any questions or comments concerning these responses, please do not hesitate to call Mark L. Jones at 713-358-1791 or Allison A. Danna at 713-358-1748.

Very truly yours,

Burleson LLP

cc:

Securities and Exchange Commission

Attn: Karina Dorin

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

William R. Broaddrick, Ring Energy, Inc.

Kelly Hoffman, Ring Energy, Inc.

Lloyd T. Rochford, Ring Energy, Inc.

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